Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FTAC EMERALD ACQUISITION CORP.

FTAC EMERALD ACQUISITION CORP., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is “FTAC Emerald Acquisition Corp.” The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 19, as amended on May 6, 2021, and as further amended on November 15, 2021. A Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 20, 2021 and subsequently amended on September 19, 2023 and January 19, 2024 (the “Second Amended and Restated Certificate”).

2. This Amendment to the Second Amended and Restated Certificate (this “Amendment”) has been duly adopted by the Board of Directors of the Corporation and approved by the Corporation’s stockholders in accordance with the provisions of the Second Amended and Restated Certificate and Section 242 of the General Corporation Law of the State of Delaware.

3. This Amendment further amends the provisions of the Second Amended and Restated Certificate.

4. The Second Amended and Restated Certificate is hereby amended by deleting Article IX, Section 9.01(b) in its entirety and inserting the following in lieu thereof:

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay franchise and income taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by December 20, 2025 (the “Extended Termination Date”), (iii) the redemption by the Corporation of 100% of the Offering Shares before the Extended Termination Date at the sole discretion of the Board (the “Early Termination Date”), and (iv) the redemption of shares in connection with a vote seeking to amend any provisions of the Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.07). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Emerald ESG Sponsor, LLC or Emerald ESG Advisors, LLC (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 17th day of December, 2024.

FTAC EMERALD ACQUISITION CORP.

By:	/s/ Bracebridge H. Young, Jr.
Name:	Bracebridge H. Young, Jr.
Title:	President and Chief Executive Officer